Media Release

Pacific Internet Appoints CEO to Lead Company into Next Phase of Growth

SINGAPORE, January 9, 2006 -— Pacific Internet Limited (NASDAQ: PCNTF), Asia Pacific’s largest telco-independent Internet communications service provider by geographic reach, announced today that Mr. Teck Moh Phey has been named President and Chief Executive Officer (CEO) with effect on January 16, 2006. Mr. Phey will take over from Mr. Hai Chwee Chew, a Director of the Board and member of its Executive Committee, who was appointed interim chief during the search for a CEO.

Mr. Phey has two decades of leadership and management experience in the information technology (IT) and telecommunications industries. He is currently with Motorola where he served in various senior roles in the Asia Pacific region over the last 10 years, including Asia Pacific Vice President and General Manager for its Government and Enterprise Mobility Solutions business. In this role, Mr. Phey oversees the business unit’s profit & loss, sales, marketing and product planning for Asia Pacific.

In the last several years, Mr. Phey successfully grew the government and enterprise sector into one of Motorola’s most profitable businesses. In doing so, Motorola enjoys a dominant position in this space. During this time, Mr. Phey also turned around Motorola’s wireless business in China and significantly expanded its presence into multiple cities. Mr. Phey has served as Chairman of the Board at Shanghai Motorola Telecom Products Co Ltd since 2003.

Mr. Phey is a member of Motorola’s worldwide steering committees for radio products and wireless broadband. He launched the company’s wireless broadband initiative in the enterprise sector and developed it into a strong growth engine for Motorola.

Prior to Motorola, Mr. Phey rose through the ranks at Compaq to become the youngest general manager in Asia. In that role, he built the company’s channel network and grew the business multiple folds in Indonesia and the Philippines. Mr. Phey started his career in IBM Singapore in 1986.

Mr. Bien Kiat Tan, Chairman of Pacific Internet Limited, said, “After an extensive search of top-notch candidates in the IT and telecommunications industries, the Board is pleased to appoint Teck Moh as Pacific Internet’s CEO. We believe we have put in place a strong leader to grow the Company’s region-wide business in Asia Pacific and strengthen its core competencies. Teck Moh is a proven business builder in technology-based and rapidly evolving industries with a track record in turning around and growing those businesses. We believe he has the right qualities to take Pacific Internet into the next stage of development and maximize its potential.”

Said Mr. Phey, “I am delighted to join Pacific Internet. It has a significant presence in Asia Pacific and many accomplishments to date. Now is the time to start the Company on its next phase of growth. We have a strong Board, an experienced management team and long-serving employees committed to the Company, to make Pacific Internet a top regional brand and a forerunner in the communications business.”

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Editors’ Notes
About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, China, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of data, voice and video services to both corporate business and consumer customers. For more information, visit www.pacnet.com.

Media & Analyst Contacts
Mervin Wang / Manisha Singh
Pacific Internet Limited
(65) 9798 6077 / (65) 9362 9044
investor@pacific.net.sg

US Contact
Alan Katz
Cubitt Jacobs & Prosek Communications
(212) 279 3115 ext 211
alan@cjpcom.com

Cautionary Statement
Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.